ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

April 19, 2017	Nathan Briggs T +1 202-626-3909 F +1 202-383-9308 nathan.briggs@ropesgray.com

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Christina DiAngelo Fettig

Re:	Homestead Funds, Inc. (the “Registrant”) File Nos. 811-06136; 33-35788

Dear Ms. Fettig:

This letter contains Registrant’s responses to comments provided by the staff (the “Staff”) via telephone conversation on March 20, 2017 with respect to Registrant’s Annual Report for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission (the “Commission”) as part of Form N-CSR on March 10, 2017 (the “Annual Report”).

A summary of the Staff’s comments, and the Registrant’s responses thereto, are set forth below.

Comment 1:
At December 31, 2016, the Portfolio of Investments (“POI”) in the Annual Report indicated that the Short-Term Government Securities Fund had 38% of its assets invested in corporate bonds.  Please explain how this is in accordance with the Fund’s investment policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in fixed income securities whose principal and interest payments are guaranteed by the U.S. Government.

Response:
Registrant confirms that the Fund was as of December 31, 2016 and continues to be in compliance with its 80% policy.  Of the 38% of the Fund’s assets invested in securities categorized as corporate bonds in the POI as of December 31, 2016, 37% were securities whose principal and interest payments were guaranteed by the U.S. Government.  Accordingly, the Fund had and continues to have 20% or less of its assets invested in securities whose principal and interest payments are not guaranteed by the U.S. Government in accordance with the Fund’s investment policy.

Comment 2:
Disclosure for the Growth Fund describes the Fund as non-diversified.  However, based on the Fund’s financial statements included in the Annual Report, it appears that the Fund has been managed as a diversified fund for at least the past three years.  If so, under current Commission rules and guidance, the Staff notes that, going forward, the Fund may not be managed as a non-diversified fund without shareholder approval.  Please revise disclosure relating to the Fund accordingly.

Response:	Registrant has duly noted the Comment and confirms that the Fund’s disclosure will be updated accordingly.

Comment 3:
Please include risk disclosure related to sectors in which the Funds invest significantly, such as the Information Technology sector for the Growth Fund (32%) and the Industrials sector for the Small-Company Stock Fund (36%).

Response:
Registrant respectfully declines to make any changes in response to this Comment.  Registrant refers the Staff to “Focused Investment Risk” in the Annual Report and Registrant’s registration statement, which emphasizes the risks of having a substantial portion of a Fund’s assets invested in a particular sector or industry.  In addition, Registrant notes that its Statement of Additional Information includes disclosure specific to certain sectors, including Technology Securities, Health Care Securities and Financial Sector Risk. Accordingly, Registrant does not believe additional disclosure in the Annual Report is necessary or appropriate.

Comment 4:
Form N-1A requires that significant variations in portfolio turnover rates year over year be explained in the Registrant’s Statement of Additional Information.  The Staff notes that the portfolio turnover rate for the International Equity Fund changed from 62% in 2015 to 112% in 2016. Please consider whether the variation is significant and should be explained in the Statement of Additional Information.  In addition, please consider whether risk disclosure regarding portfolio turnover should be added to the Fund’s registration statement.

Response:
The Comment has been duly noted and the Registrant will consider whether additional disclosure regarding portfolio turnover rates is required under Form N-1A or otherwise appropriate in connection with the next amendment to its registration statement.

Comment 5:
The Staff notes that the International Equity Fund’s annual fund operating expenses were restated in its most recent prospectus.  Please add disclosure to the related footnote in the expense table describing the reason for the restatement.

Response:
The Registrant will update its disclosure as appropriate in connection with the next amendment to its registration statement.  The Fund experienced a large shareholder redemption in December 2015 resulting in the Fund’s estimated expense ratios for 2016 being meaningfully higher than the actual 2015 expense  ratios on which the Fund’s annual fund operating expenses were originally based due to the lower net asset base.

Comment 6:
The Staff notes that, in the prospectus for the Daily Income Fund, disclosure regarding a voluntary fee and expense waiver is included in a footnote to the fee table.  Please remove such disclosure, as it is neither required nor permitted to be  disclosed in a footnote to the fee table under Form N-1A.

Response:	The Registrant will update its disclosure as requested in connection with the next amendment to its registration statement.

Comment 7:
Rule 2a-7 requires that money market funds such as the Daily Income Fund include a link to the Commission’s website where shareholders can find the Fund’s Form N-MFP filings.  Please confirm that such link exists on the Fund’s website.

Response:
The Registrant notes that a link to the Commission’s website as referenced above is currently available on the pdf for each month’s holdings.  However, Registrant has added a more prominent link on its website that directs shareholders to the Commission’s website.

Comment 8:
If you are using amortized cost to value the Daily Income Fund, you should include a note in the financial statements that states, amortized cost would be approximately the same as fair value without amortized cost.

Response:	Comment accepted. In future reports, we will add the recommended language related to using amortized cost for the Daily Income Fund.

Comment 9:
The Staff notes that Regulation S-X requires registrants to, among other things, classify securities in their POIs by (i) type of investment and (ii) the related industry, country, or geographic region of the investment (see Regulation S-X, 12-12 footnote 2).  Please include the classifications required by (ii) above as necessary.  For example, the Staff notes that corporate bonds for Short-Term Government Fund could be further classified by industry and municipal securities for Short-Term Bond Fund could be classified by region.

Response:	Registrant will review its financial statements in light of this Comment and will update its POI accordingly in accordance with Regulation S-X for future shareholder reports.

Comment 10:	In the Expense Example included in the Annual Report, consider removing the reference to redemption costs, since the Funds currently do not charge redemption fees.

Response:	The requested change will be made. In future shareholder reports, Registrant will remove references to redemption costs in the expense example.

Comment 11:	In the Notes to Financials, please disclose that the Funds follow the investment company accounting and reporting guidance set forth in ASC Topic 946 Financial Services – Investment Companies.

Response:	The requested change will be made. In future shareholder reports, Registrant will disclose that the Funds follow the investment company accounting and reporting guidance of ASC Topic 946.

Comment 12:
In the Notes to Financials, the Staff notes disclosure stating that the expense limitation agreement with the Funds’ adviser excludes certain non-recurring expenses.  Consider providing examples of non-recurring expenses in the disclosure.

Response:
The Comment is duly noted.  In future shareholder reports, Registrant will consider providing examples of non-recurring expenses, or remove the reference to non-recurring expenses to the extent appropriate.

Comment 13:
On the Statement of Operations for the Stock Index Fund, accounting rules require that master/feeder structures such as the Stock Index Fund and the Master Portfolio report interest, dividends and expenses from the master and feeder funds separately.  Please update the Stock Index Fund’s financial statements accordingly.

Response:	The requested change will be made. In future shareholder reports, Registrant will report interest, dividends and expenses for the Fund and the Master Portfolio separately.

Comment 14:
The Staff notes that a shareholder meeting for the International Equity Fund was held on January 5, 2016.  Rule 30e-1 under the Investment Company Act of 1940 requires that results of shareholder meetings held during the period covered by the shareholder report be disclosed in any such report.  Accordingly, please confirm that the results of the January 5, 2016 meeting are disclosed as required.

Response:
Registrant notes that the results of the January 5, 2016 shareholder meeting were reported in the December 31, 2015 Annual Report, filed with the Commission on March 8, 2016. Registrant undertakes to include the results of any future shareholder meeting in accordance with Rule 30e-1 going forward.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact the undersigned at (202) 626-3909, if you have any questions concerning the foregoing.

Sincerely,

   /s/ Nathan D. Briggs
Nathan D. Briggs

cc:          Amy DiMauro
Treasurer, Homestead Funds, Inc.

Stephen Kaszynski
President and Chief Executive Officer, Homestead Funds, Inc.

Cindy Dove
Vice President and Chief Operating Officer, Homestead Funds, Inc.

Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.

Bryan Chegwidden, Esq.